

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 1, 2016

Brian Hinchley
Chief Executive and Chief Financial Officer
Table Trac, Inc.
6101 Baker Road, Suite 206
Minnetonka, Minnesota 55345

> **Re: Table Trac, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2015**
> **File No. 001-32987**

Dear Mr. Hinchley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Report on Internal Control Over Financial Reporting, page 30

1. Please file an amended Form 10-K for the year ended December 31, 2015 that includes a statement of the results of management's assessment of internal controls over financial reporting. Your current disclosure describes the evaluation process, but does offer management's assessment of the effectiveness of internal control over financial reporting. Please refer to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3380 if you have questions regarding comments on the financial statements, related matters, or any other questsions.

Sincerely,

/s/ Lyn Shenk

Branch Chief
Office of Transportation and Leisure